VPC Impact Acquisition Holdings III, Inc.

c/o Victory Park Capital Advisors, LLC

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

March 3, 2021

VIA EDGAR

Greg Kruczek

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	VPC Impact Acquisition Holdings III, Inc.

Registration Statement on Form S-1

Filed January 29, 2021, as amended

File No. 333-252577

Dear Mr. Kruczek:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, VPC Impact Acquisition Holdings III, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 4, 2021, or as soon thereafter as practicable.

Please call Ray Bogenrief of White & Case LLP at (312) 881-5408 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

VPC IMPACT ACQUISITION HOLDINGS III, INC.

By:	/s/ Gordon Watson
Name:	Gordon Watson
Title:	Co-Chief Executive Officer

cc: Ray Bogenrief, White & Case LLP

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